                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 5)(1)

                           GREG MANNING AUCTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    563823103
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JUNE 15, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)





----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------------                           ----------------------------
CUSIP No. 563823103                     13D             Page 2 of 5
-----------------------------                           ----------------------------

====================================================================================
       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                          AFINSA BIENES TANGIBLES S.A.
                          (No S.S. or I.R.S. Identification No.)
------------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                           (b) |_|
------------------------------------------------------------------------------------
       3        SEC USE ONLY
------------------------------------------------------------------------------------
       4        SOURCE OF FUNDS*

                          WC
------------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) OR 2(e)                                           |_|
------------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                          SPAIN
------------------------------------------------------------------------------------
   NUMBER OF           7        SOLE VOTING POWER
    SHARES                            1,301,507
                --------------------------------------------------------------------
 BENEFICIALLY
   OWNED BY            8        SHARED VOTING POWER
                                       -0-
                --------------------------------------------------------------------
  EACH
REPORTING              9        SOLE DISPOSITIVE POWER
                                      1,301,507
                --------------------------------------------------------------------
  PERSON WITH
                      10        SHARED DISPOSITIVE POWER
                                       -0-
------------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,301,507

------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                        |_|
------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          13.0%
------------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                          CO
====================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                           ------------------------
CUSIP No. 563823103                     13D             Page 3 of 5
-----------------------------                           ------------------------


            This amendment amends a statement on Schedule 13D relating to Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999 and Amendment No. 4, filed with the Commission on February 25, 1999 (the "Schedule 13D"). This amendment reports the purchase of 32,150 Shares of Common Stock of the Issuer ("Shares") by AFINSA Bienes Tangibles S.A., a corporation organized under the laws of Spain ("AFINSA").

            Unless otherwise indicated, the information set forth in Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The source of funds used in making the additional purchase of 57,050 Shares for an aggregate purchase price of $685,690 was working capital of AFINSA.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) As of June 26, 2000, the aggregate number of Shares beneficially owned by AFINSA is 1,301,507, representing approximately 13.0% of the total number of Shares outstanding, based on 9,855,059 Shares represented by the Issuer as outstanding in its Quarterly Report on Form 10-QSB for the period ended March 31, 2000, plus 126,833 Shares into which the 126,833 warrants issued to AFINSA by the Issuer on February 10, 1999 (previously reported on Amendment No. 4 to this Schedule 13D) may be exercised.

            (b) AFINSA has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer that are the subject of this Schedule 13D.

            (c) In the past 60 days, AFINSA purchased an aggregate of 57,050 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each transaction was effected by Sterling Financial Investment Group Inc. on behalf of AFINSA.

            In connection with the transaction reported in Amendment No. 4 to this Schedule 13D filed with the Commission on February 25, 1999, the Issuer issued to AFINSA 126,833 warrants, which warrants have become exercisable.

            (d)  Not applicable.

            (e)  Not applicable.

-----------------------------                           ------------------------
CUSIP No. 563823103                     13D             Page 4 of 5
-----------------------------                           ------------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 26, 2000

                                    AFINSA BIENES TANGIBLES S.A.



                                    By: /s/ Albertino de Figueiredo
                                        ---------------------------
                                        Albertino de Figueiredo
                                        President and Chairman

-----------------------------                           ------------------------
CUSIP No. 563823103                     13D             Page 5 of 5
-----------------------------                           ------------------------



                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 4/26/00 THROUGH 6/26/00


        Date           Quantity                Price               Transaction Type
        ----           --------                -----               ----------------

     5/31/00              6,800              12.2223             Open Mkt. Purchase
     5/31/00              1,000              12.1250             Open Mkt. Purchase
     5/31/00              1,500              12.3750             Open Mkt. Purchase
     6/05/00              3,600              12.9130             Open Mkt. Purchase
     6/06/00                550              13.1250             Open Mkt. Purchase
     6/07/00              1,600              12.5906             Open Mkt. Purchase
     6/08/00              7,300              12.1220             Open Mkt. Purchase
     6/09/00              7,300              12.0676             Open Mkt. Purchase
     6/15/00              2,500              11.9781             Open Mkt. Purchase
     6/16/00             12,300              11.8166             Open Mkt. Purchase
     6/20/00              4,000              11.6344             Open Mkt. Purchase
     6/21/00              3,000              11.4903             Open Mkt. Purchase
     6/22/00              3,500              11.6953             Open Mkt. Purchase
     6/23/00              2,100              11.5357             Open Mkt. Purchase

Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of AFINSA.